Exhibit 99.2

Silence Therapeutics and Hansoh Pharma Announce Collaboration to Develop Therapeutics Leveraging Silence’s mRNAi GOLD™ Platform

Hansoh will make a $16 million upfront cash payment and Silence has the potential to receive up to $1.3 billion in milestones

Silence gains exclusive rights to two targets in all territories except the China region; Hansoh has rights to those two targets in the China region and global rights to a third target

15 October 2021

LONDON and SHANGHAI, Silence Therapeutics plc (AIM:SLN and Nasdaq: SLN), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, and Hansoh Pharmaceutical Group Company Limited (“Hansoh Pharma”, 3692.HK), one of the leading biopharmaceutical companies in China, today announced a collaboration to develop siRNAs for three undisclosed targets leveraging Silence’s proprietary mRNAi GOLD™ platform.

Under the terms of the agreement, Hansoh will have the exclusive option to license rights to the first two targets in Greater China, Hong Kong, Macau and Taiwan following the completion of phase 1 studies. Silence will retain exclusive rights for those two targets in all other territories. Silence will be responsible for all activities up to option exercise and will retain responsibility for development outside the China region post phase 1 studies.

Hansoh will also have the exclusive option to license global rights to a third target at the point of IND filing. Hansoh will be responsible for all development activities post option exercise for the third target.

Hansoh will make a $16 million upfront payment and Silence is eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. Silence will also receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales.

Mark Rothera, President and Chief Executive Officer of Silence Therapeutics, said: “We believe Hansoh’s extensive clinical development and commercialization experience in China make them an ideal partner. This collaboration is a good example of our hybrid model in action, balancing proprietary and partnered programs to maximize the substantial opportunity of our mRNAi GOLD™ platform for targeting disease associated genes in the liver. The Hansoh partnership enables us to move two new proprietary programs forward subsidized by non-dilutive capital while also gaining access to the second largest pharmaceutical market globally. We look forward to discussing this deal and our broader pipeline in more detail at our upcoming R&D Day on October 21st in New York City.”

Eliza Sun, Executive Director of the Board of Hansoh Pharma, said: “We are excited to partner with Silence, a pioneer in siRNA therapeutic development with decades of scientific and technical experience. As one of the largest biopharma in China, Hansoh strives to partner with innovative companies globally to build out and advance our robust pipeline spanning across multiple therapeutic areas. We see substantial opportunity in Silence’s mRNAi GOLD™ platform to develop and bring better precision-based medicines to patients across China and worldwide.”

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208

Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970

European PR Consilium Strategic Communications Mary-Jane Elliott/Chris Welsh/Angela Gray silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700

Hansoh Pharma Dr. Sophia Dong, Director of Investor Relations IR@hspharm.com

About Hansoh Pharma

Hansoh Pharma (3692.HK), one of the largest biopharmaceutical companies in Greater China and in Asia, is committed to discovering and developing life-changing medicines to help patients conquer serious diseases and disorders. Hansoh Pharma is supported by over 12,000 dedicated employees in China and the United States. Founded in 1995, Hansoh has fully integrated research and development, manufacturing, and commercial capabilities, supporting leading positions across a broad range of therapeutic areas, including oncology, central nervous system (CNS) disorders, infectious diseases, cardiovascular disease, diabetes, and autoimmune diseases. With the support of over 1,600 highly skilled R&D professionals, Hansoh has successfully developed multiple internally discovered drug candidates into NMPA-approved innovative medicines, including aumolertinib (阿 美乐®), a third-generation EGFR inhibitor for the treatment of NSCLC with EGFR mutations, flumatinib (昕福®), a second-generation BCR-ABL inhibitor for frontline treatment of chronic myeloid leukemia (CML), PEG-loxenatide (孚来 美®), the first once-weekly long-acting GLP-1 analogue discovered and developed in China for the treatment of diabetes, morinidazole (迈灵达®), a third-generation nitroimidazole antibiotic and tenofovir amibufenamide (恒 沐®), the first second-generation oral anti-HBV drug developed in China. For more information, please visit www.hspharm.com.

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence’s proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address iron-loading anemia conditions. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Takeda, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s clinical and commercial prospects and the anticipated timing of data reports from the Company’s clinical trials. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s most recent Admission Document and its amended Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2021. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.